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                                                                       EXHIBIT 6

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                          January 8, 1999

Board of Directors
Alarmguard Holdings, Inc.
125 Frontage Road
Orange, CT 06477

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the stockholders of Alarmguard Holdings, Inc. (the "Company") of the aggregate consideration to be received by such stockholders as contemplated by the terms of the Agreement and Plan of Merger, dated as of January 8, 1999 (the "Agreement"), by and among the Company, Tyco International, Ltd. ("Tyco") and T16 Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Tyco, pursuant to which Purchaser will be merged with and into the Company (the "Merger").

    Pursuant to the Agreement, Tyco will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock, par value $.0001 per share ("Company Common Stock") at a cash price of $9.25 per share or such higher price as may be paid in the Tender Offer (the "Offer Price"). The Tender Offer is to be followed by the Merger in which the shares of all holders of Company Common Stock who did not tender would be converted into the right to receive the Offer Price. In addition, pursuant to the Preferred Stock Purchase Agreement dated as of January 8, 1999 by and among Purchaser, the persons listed thereon and American Stock Transfer and Trust Company, as escrow agent, the holders of each issued and outstanding share of Series A Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"), and Series B Preferred Stock, par value $.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, will receive $1,400 per share of Preferred Stock.

    In arriving at our opinion, we have reviewed the Agreement and the Preferred Stock Purchase Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management was certain financial projections of the Company for the period beginning December 31, 1998 and ending December 31, 2002 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Tyco and their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.
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    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent development may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer or the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer or the Merger. Our opinion neither constitutes (i) a recommendation to any stockholder as to whether such stockholder should tender into the Tender Offer or vote on the proposed Merger nor (ii) a judgment as to the appropriate allocation of consideration between holders of Company Common Stock and Preferred Stock.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for Tyco and its affiliates in the past and has been compensated for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the aggregate consideration to be received by the holders of Company Stock pursuant to the Agreement and the Preferred Stock Purchase Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,
                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ Nella Domenici